EXHIBIT 12.1

AVIV REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,										Nine Months Ended September 30,
	2008		2009		2010		2011		2012		2013
Earnings:

Net income	$16,874,193		$33,680,631		$37,982,720		$11,313,124		$8,593,429		$12,031,159
Add: Fixed Charges	26,869,721		27,373,757		23,787,960		39,308,018		52,034,714		32,460,308

Earnings (A)	$43,743,914		$61,054,388		$61,770,680		$50,621,142		$60,628,143		$44,491,467

Fixed charges:

Interest expensed and capitalized	$26,333,101		$26,823,430		$22,779,901		$36,643,084		$48,906,645		$30,219,574
Amortized premiums discounts and capitalized expenses related to indebtedness	536,620		550,327		1,008,059		2,664,934		3,128,069		2,240,734

Fixed charges (B)	$26,869,721		$27,373,757		$23,787,960		$39,308,018		$52,034,714		$32,460,308

Ratio of earnings to fixed charges ((A) divided by (B)):	1.63	x	2.23	x	2.60	x	1.29	x	1.17	x	1.37	x